Exhibit (j)

CONSENT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm and Reports to Shareholders” and “Financial Statements” in the Cash Account Trust (the Trust) Money Market Portfolio, Government & Agency Securities Portfolio, and Tax-Exempt Portfolio for the Davidson Cash Equivalent Shares and the Davidson Cash Equivalent Plus Shares Statement of Additional Information, and to the incorporation by reference in Post-Effective Amendment Number 30 to the Registration Statement (Form N-1A, No. 33-32476) of our report dated June 21, 2004 with respect to the financial statements and financial highlights of the Trust included in the annual report, dated April 30, 2004.

Boston, Massachusetts
September 23, 2004